Andersen Group, Inc. Individual Retirement Plan

Financial Statements

December 31, 2001 and 2000

Page

Report of Independent Accountants 1

Financial Statements

Statements of Net Assets Available for Benefits

as of December 31, 2001 and 2000 2

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2001 3

Notes to Financial Statements 4-9

Supplemental Schedule

Schedule of Assets (Held at End of Year) 10

Report of Independent Accountants

To the Participants and Administrator of the

Andersen Group, Inc. Individual Retirement Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Andersen Group, Inc. Individual Retirement Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 19, 2002

	2001	2000
Assets
Investments at fair value	$6,239,359	$6,391,586
Participant loans	149,798	199,198

Total investments	6,389,157	6,590,784

Employee contributions receivable	46,143	54,309
Employer contributions receivable	15,232	17,480

Net assets available for benefits	$6,450,532	$6,662,573

Additions to net assets attributed to
Investment income
Interest and dividends	$ 125,398
Total investment income	125,398

Contributions
Employer	662,552
Employees	218,790
Rollovers	23,383
Total contributions	904,725

Total additions	1,030,123

Deductions from net assets attributed to
Net depreciation in fair value of investments	622,499
Benefits paid	619,025
Fees and expenses	640
Total deductions	1,242,164

Net decrease in net assets available for benefits	(212,041)

Net assets available for benefits at beginning of year	6,662,573

Net assets available for benefits at end of year	$6,450,532

  Description of the Plan

  The following description of the Andersen Group, Inc. Individual Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document and amendments for a more complete description of the Plan's provisions.

  General

  The Plan is a defined contribution 401(k) profit-sharing plan available to employees of Andersen Group, Inc. (the "Company"), including employees of its wholly-owned subsidiary, the J.M. Ney Company ("JM Ney"), who have attained the age of 18 and who have completed six months of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

  Effective January 2, 2001, the Plan terminated its relationship with its trustee and recordkeeper, Chase Manhattan Bank, and appointed Paine Webber Trust ("PW Trust") as the new trustee and PFPC, a subsidiary of PNC Financial, as the new recordkeeper. In conjunction with this change, all assets were transferred to PW Trust on January 2, 2001.

  Contributions

  Employees may make voluntary contributions to the Plan of not less than 2% and not more than 15% of their total earnings or the IRS limit of $10,500 for 2001, whichever is less. In accordance with Section 401(k) of the Internal Revenue Code, employees' voluntary contributions are made on a pre-tax basis. During 2001, employees' voluntary contributions up to 6% of total earnings were matched 50% by the Company.

  Employees may invest their allocation of the Company's contributions and any voluntary contributions in increments of 5% among the following funds categories:

  Fixed Income Funds - These funds are intended to provide interest income by investing in fixed income securities.

  Money Market Funds - These funds are intended to provide a fixed rate of return with minimal fluctuation by investing in money market funds, managed guaranteed investment contract funds and other short-term securities.

  Equity Funds - These funds invest primarily in equity securities to provide long-term capital growth.

  Balanced Funds - These funds seek long-term growth of capital and current income by investing in a diversified portfolio of equity and debt securities.

  Andersen Group Stock -This account invests in the common stock of the Company.

  Vesting

  Employees are 100% vested with respect to their contributions. Employees become fully vested in their share of the Company's additional contributions ratably over a period of five years of service. The value of the account of an employee also becomes fully vested upon the attainment of age 65, death or permanent disability, as defined in the Plan document.

  Participant Loans

  The Plan contains provisions which permit the plan administrator to authorize loans to participants under certain conditions. The amount which a participant may borrow from the Plan is limited to the lesser of 50% of their account balances or $50,000. The loans are considered investments of the Plan and accrue interest at the prime rate in effect on the loan origination date. Interest rates on loans outstanding at December 31, 2001 range from 7% to 9.5%. Each participant's vested account balance serves as collateral for the loan. Principal and interest are paid ratably through monthly payroll deductions over a period not to exceed five years (or up to 15 years for the purchase of a primary residence).

  Payment of Benefits

  Upon retirement, participants may elect to receive distributions of vested benefits in either a lump-sum amount, deferred lump-sum amounts, or monthly or annual installments. The Plan also provides for distribution of account balances upon termination of employment, permanent disability, death or for certain hardships.

  Administrative Expenses

  All administrative expenses of the Plan, other than loan servicing fees, are paid by the Company.

  Forfeited Accounts

  If a participant terminates employment with the Company at a time when the participant does not have a fully vested interest, the non-vested portion of the participant's account is forfeited. Forfeited nonvested benefits of terminated participants are allocated first to reinstate previously forfeited accounts of former participants who have become reemployed. Forfeitures are then allocated to active participants based on the proportion each remaining participant's compensation bears to the total compensation of all remaining participants as of the end of the Plan year. Unallocated forfeited nonvested accounts totaled $27,002 and $7,476 as of December 31, 2001 and 2000, respectively.

  Plan Termination

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

  Summary of Significant Accounting Policies

  Basis of Presentation

  The accompanying financial statements are presented on the accrual basis of accounting.

  Investments

  At December 31, 2001 and 2000, investments were held by PW Trust and Chase Manhattan Bank, respectively, in five separate investment categories. The Money Market Funds are valued at cost which approximates fair value. The Fixed Income Fund, Equity Funds, Balanced Funds and Andersen Group, Inc. Common Stock are valued at market based on the closing price at the end of each business day. Purchases and sales of securities are recorded on a trade-date basis.

  Payment of Benefits

  Benefits are recorded when paid.

  Use of Estimates

  The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

  Risks and Uncertainties

  The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

  Investments

  The following are investments held by the Plan. Investments that represent 5 percent or more of the Plan's net assets are separately identified by an "*".
	2001		2002
Fixed Income Fund
Chase Vista U.S. Treasury Income Fund	$ -		$ 60,821
Bond Fund of America	345,834	*	-
	345,834		60,821

Money Market Funds
Chase Vista U.S. Government Money Market	-		273,965
SEI Stable Asset Fund	-		951,335	*
PW Trust Stable Value Fund	1,557,431	*	-
Riggs Prime Money Market Fund	27,002		-
	1,584,433		1,225,300

Equity Funds
Chase Vista Growth and Income Fund, Inst. Class	-		1,092,356	*
Chase Vista Capital Growth Fund, Inst. Class	-		1,444,102	*
Janus Worldwide Fund	-		647,530	*
Vanguard Small Cap Stock Index Fund	-		335,453	*
Tri-Continental Fund	-		138,476
Germany Fund	-		57,122
AIM Value Fund, Class A	268,065		-
Euro Pacific Growth Fund	630,680	*	-
Franklin Small-Mid Cap Growth Fund, Class A	285,415		-
Fundamental Investors Fund	837,073	*	-
Growth Fund of America	372,486	*	-
PIMCO Innovation Fund, Class A	69,661		-
Seligman Capital Fund, Class A	740,353	*	-
	3,203,733		3,715,039

Balanced Funds
Chase Vista Balanced Fund, Inst. Class	-		1,259,340	*
AIM Balanced Fund, Class A	835,817	*	-
Brinson Tactical Allocation Fund, Class A	78,693		-
	914,510		1,259,340

Andersen Group Common Stock	190,849		131,086

Participant Loans	149,798		199,198

Total investments	$6,389,157		$6,590,784

  The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) as follows:
2001

Fixed Income Fund	$ 75,554
Equity Funds	(596,849)
Balanced Funds	(183,240)
Andersen Group Common Stock	82,036

Total net depreciation	$ (622,499)
  Reconciliation of Plan Financial Statements to the Form 5500

  The Annual Return/Report of Employee Benefit Plan ("Form 5500") is prepared on the modified cash basis. Accordingly, certain balances included on Schedule H (Part I and II) of the Form 5500 differ from those included in the financial statements.

  The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
		December 31,
	2001	2000

Net assets available for benefits per the financial statements	$6,450,532	$6,662,573
Employee contributions receivable	(46,143)	(54,309)
Employer contributions receivable	(15,232)	(17,480)

Net assets available for benefits per the Form 5500	$6,389,157	$6,590,784

  The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2001:

Total contributions per the financial statements	$904,725
Employee contributions receivable as of December 31, 2001	(46,143)
Employer contributions receivable as of December 31, 2001	(15,232)
Employee contributions receivable as of December 31, 2000	54,309
Employer contributions receivable as of December 31, 2000	17,480

Total contributions per Form 5500	$915,139

  Related-Party Transactions

  Certain Plan investments are held and managed by PW Trust, the trustee as defined by the Plan. The Plan also invests in the common stock of Andersen Group, the plan sponsor. Accordingly, the purchase and sale of these securities qualify as party-in-interest transactions.

  Tax Status

  The Internal Revenue Service has determined and informed the Company by letter dated April 5, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter and a new determination letter, has been requested by the Plan Administrator by letter dated June 20, 2000. The Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

  Subsequent Event

In March 2002, the Company sold substantially all of the assets of JM Ney to Deringer Manufacturing Corporation ("Deringer"). As a result of the sale, the Plan currently has five active participants who continue to contribute to the Plan. Former employees of JM Ney with investment balances of greater than $5,000 on March 22, 2002 have the option to remain in the Plan. Participants who do not remain in the Plan can transfer their balance into the Deringer 401(k) plan or another qualified retirement plan.

		(c) Description of Investment
		Including Maturity Date
		Rate of Interest,
(a)	(b) Identity of Issue, Borrower,	Collateral, Par or	(d)	(c) Current
	Lessor or Similar Party	Maturity Value	cost	Value

	Fixed Income Fund
	The American Funds Group	Bond Fund of America; 27,039.406 shares	**	$ 345,834

	Money Market Funds
*	Paine Webber Trust	PW Trust Stable Value Fund; 106,498.314 shares	**	1,557,431
	Riggs Funds	Riggs Prime Money Market Fund; 27,002.52 shares	**	27,002
				1,584,433
	Equity Funds
	AIM Funds	AIM Value Fund, Class A; 24,660.993 shares	**	268,065
	The American Funds Group	Euro Pacific Growth Fund; 23,471.515 shares	**	630,680
	Franklin Templeton Investments	Franklin Small Cap Growth Fund, Class A 9,156.725 shares	**	285,415
	The American Funds Group	Fundamental Investors Fund; 30,494.446 shares	**	837,073
	The American Funds Group	Growth Fund of America; 15,710.087 shares	**	372,486
	PIMCO Funds	PIMCO Innovation Fund, Class A; 3,080.983 shares	**	69,661
	Seligman Advisors, Inc.	Seligman Capital Fund, Class A; 37,657.828 shares	**	740,353
				3,203,733
	Balanced Fund
	AIM Funds	AIM Balanced Fund, Class A; 32,221.153 shares	**	835,817
	Brinson Advisors	Brinson Tactical Allocation, Class A; 3,028.978 shares	**	78,693
				914,510

	Andersen Group Common Stock
*	Andersen Group, Inc.	Andersen Group Common Stock Unitized Account, 13,400.435 units	**	190,849
	Participant Loans
	Participant Loans	Participant loans with interest at prime rate on grant date; maturities ranging from 1 to 15 years; collateralized by participating balances	**	149,798

	Total assets held for investment purposes			$ 6,389,157

* Represents a party-in-interest

**All investments are participant directed. Disclosure of cost information is not required.